SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 13th, 2014.

DATE, TIME AND PLACE: On February 13th, 2014, at 11:15 a.m., at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Piergiorgio Peluso and Rodrigo Modesto de Abreu, either in person or by means of video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified absence of Messrs. Mailson Ferreira da Nóbrega and Patrizio Graziani. The meeting was also attended by Messrs. Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee (“CAE”); Oswaldo Orsolin, Chairman of the Fiscal Council (“CF”); Sergio Zamora, representative of PricewaterhouseCoopers Independent Auditors (“PwC”); Claudio Zezza, Chief Financial Officer; Rogério Tostes Lima, Investor Relations Officer; Flavio Morelli, People Value Officer; Carlo Filangieri, Chief Technology Officer; and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To analyze the financial statements of the Company, the respective explanatory notes, as well as the Management Report, all related to the fiscal year ended on December 31st, 2013, and to resolve on its submission to the shareholders meeting to be convened; (2) To appraise Company’s capital budget proposal, and to resolve on its submission to the shareholders meeting to be convened; (3) To appraise the management’s proposal for the allocation of the results related to the year of 2013 and the dividend distribution by the Company, and to resolve on its submission to the shareholders meeting to be convened; (4) To opine about the proposal of using deferred income tax and social contribution; (5) To acknowledge about the activities carried out by the Compensation Committee; (6) To appraise compensation proposal for the Company’s Administrators, the committee’s members and the members of the Fiscal Council, and to resolve on its submission to the shareholders meeting to be convened; (7) To acknowledge about the activities carried out by the Statutory Audit Committee; (8) To acknowledge about the activities carried out by the Control and Risks Committee; (9) To resolve on the limits of authority of the Company’s Board of Statutory Officers; (10) To resolve on the filing of the Form F-6; and (11) To acknowledge about the negotiations involving the leased lines services.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) Approved the Management Report and the Company’s Individual and Consolidated Financial Statements Proposal, dated as of December 31st, 2013, ad referendum of the Annual Shareholders’ Meeting, based on the information provided by the Company’s Management. The Board Members considered: (i) the favorable opinion provided in the CAE’s Annual Report; (ii) the CF’s favorable opinion; and (iii) the PwC’s favorable opinion that, in the course of their work, verified the appropriateness of such documents, stating that they properly reflect, in all material aspects, the Company and its subsidiaries’ financial and equity position. The Board Members, as it follows, approved the submission of the Management Report and Company’s Individual and Consolidated Financial Statements Proposal, dated as of December 31st, 2013, to the Company’s Annual Shareholders Meeting to be convened;

(2) Approved the Management’s capital budget proposal for the fiscal year of 2014, based on the CF’s favorable opinion, and its submission to the Company’s Annual Shareholders Meeting to be convened;

(3) Approved the management’s proposal for the allocation of the results related to the year of 2013 and the dividend distribution by the Company, based on the CF’s favorable opinion, and its submission to the Company’s Annual Shareholders Meeting to be convened;

(4) Approved the technical study about the accounting of the deferred tax assets, Income Tax and Social Contribution, of the Company and its subsidiaries, after the PwC’s opinion and CF’s assessment, all in accordance with CVM’s instruction N. 371/2002 and according to the material presented and filed at the Company’s head offices;

(5) Acknowledged about the activities carried out by the Compensation Committee in the meeting held on February, 13th, 2014, when the compensation proposal for the Company’s Administrators (members of the Board of Directors, Statutory Officers and members of the committees related to the Board of Directors) and the CF members was discussed, being informed about the Committee’s favorable opinion about the proposal;

(6) Opined favorably to the compensation proposal for the Company’s Administrators (members of the Board of Directors, Statutory Officers and members of the committees related to the Board of Directors) and the CF members for the year of 2014, and approved its submission to the Company’s Annual Shareholders Meeting to be convened;

(7) Acknowledged about the activities carried out by the CAE, in the meetings held on February 11th and 13th of 2014, according to the report presented by the Coordinator of the CAE and filed at the Company’s head offices;

(8) Acknowledged about the activities developed by the Control and Risks Committee in the meeting held on February 12th, 2014, whose themes will continue to be discussed at the next meeting;

(9) Approved in the form of Article 22 of the Company Bylaws, the limits of authority of the Company’s Statutory Board of Officers, as the material attached hereto;

(10) Appraised the terms of the Form F-6 and after clarified all the questions of the attendants, the Board Members expressed their favorable opinion to the filing the form before U. S. Securities and Exchange Commission (SEC), in accordance with the material presented and filed at the Company’s head offices;

(11) Acknowledged the financial progress in hiring by the Company access ("leased lines") from third parties, in particular the volume of contracts related to leased lines (EILDs), in accordance with the material presented and filed at the Company’s head offices;

CLARIFICATIONS AND CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Piergiorgio Peluso e Rodrigo Modesto de Abreu,

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), February 13th, 2014.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 13, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.